As filed with the Securities and Exchange Commission on October 15, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of October 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                       No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

FOR IMMEDIATE RELEASE                                            15 October 2003


      SCHEDULE FOR THIRD QUARTER FINANCIAL RESULTS AND TELECONFERENCE CALL


Modern Times Group MTG AB, the international media group, will announce its financial results for the third quarter and nine months ended September 30, 2003 at 13.00 Central European Time on Wednesday, October 22, 2003.

The company will host a conference call to present the results at 15.00 Central European Time on the same day. The teleconference will also be webcast at www.mtg.se.

                                   Presenters:
          Hans-Holger Albrecht - President and Chief Executive Officer
                      Mia Brunell - Chief Financial Officer
                     Andrew Barron - Chief Operating Officer

If you wish to register for the conference call, please send an email to mtg@sharedvalue.net by 12.00 CET on Tuesday, October 21, 2003, referencing 'MTG' in the subject line.


Modern Times Group MTG AB has five business areas: Viasat Broadcasting (free-to-air and pay-TV broadcasting operations in nine countries and teletext operations in four countries), Radio (seven national networks or local stations in five countries), TV-Shop (home shopping and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and distribution).

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsborsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market (symbol: MTGNY).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)


                                    By:  /s/ Hans-Holger Albrecht
                                         ------------------------
                                    Name: Hans-Holger Albrecht


Dated:  October 15, 2003